Sept. 15, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tiger Oil and Energy, Inc.
Current Report on Form 8-K/A
Filed August 23, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed August 30, 2011
Form 10-Q for the Quarter Ended June 30, 2011
Filed August 12, 2011
File No. 000-53241

Dear Ms Malone;

Please find below our comment responses to your comment letter of September 14, 2011.

General

1. We are continuing to evaluate your responses to our questions regarding your financial information and related supplemental oil and gas disclosures. Please note we will not be in a position to complete our financial review until the engineering review of your oil and gas reserves is complete.

Noted

Form 8-K/A filed August 23, 2011

Securities Ownership by Management

2. We note your response to comment three in our letter dated June 17, 2011. Please revise to include the corresponding text to footnote 1 regarding the amount and nature of beneficial owner for The Excalibur Group A.G.

The filing has been amended to disclose the amount and nature of the beneficial ownership of The Excalibur Group A.G.

Tiger Oil and Energy, Inc. Business

3. We note your response to comment seven in our letter dated June 17, 2011. Please revise your business description disclosure to clearly describe your current and planned business operations. Please make this disclosure consistent with your discussion under the “Business Strategy” subsection of your MD&A discussion and the business history and description you provide in your Form 10-K. We also note your disclosure in the paragraph under the “Going Concern” subsection of MD&A implies that you plan to sell products and services through your website. Please revise your business description to discuss these products and services and clearly identify the products you plan to offer, the markets you plan to serve, and your distribution methods. See Item 101(h)(1)(i)-(iii) of Regulation S-K.

The filing has been amended to clearly describe our current and planned business operations in the Form 8K Form 10K and to delete reference to selling product on website.

4. Please revise your disclosure to discuss the competitive business conditions, your competitive position in the industry and your methods of competition. See Item 101(h)(1)(iv) of Regulation S-K.

The filing has been amended to discuss competitive business conditions.

5. Please revise your disclosure to comply with Item 101(h)(4)(ix) and Item 101(h)(4)(xi). For example, you have not discussed certain government regulations such as the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”), Resource Conservation and Recovery Act, as amended (“RCRA”), Federal Water Pollution Control Act, (“Clean Water Act”), and the Oil Pollution Act of 1990 and the effects such regulations have on your business. We also note your risk factor disclosure that current and future government and environmental regulations could adversely affect your business. Please consider the government regulations that are applicable to your business and revise your business description section accordingly.

The filing has been amended to clarify the government regulations that apply to the Company. We are working interest partners only and not the operator.  Operators are required to carry insurance in the event they are in non-compliance with any regulations.

6. In future filings, please include the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

The filing has been amended to state that the company has no employees but hires independent consultants as needed.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

7. Please delete the last sentence regarding risk factors as you have not provided risk factor disclosure in the Form 10-K.

The filing has been amended to delete risk factor disclosure.

Liquidity and Capital Resources

8. We note your response to comment 23 in our letter dated June 17, 2011. Please revise to disclose the external and internal sources of liquidity as required under Item 303(a)(1) of Regulation S-K.

The filing has been amended to disclose the external and internal sources of liquidity.

Item 9A(T). Controls and Procedures

9. We note your response to comment 25 in our letter dated June 17, 2011. Please tell us when you plan to take steps to remediate the material weakness in your internal control over financial reporting.

The filing has been amended to state remediation of material weakness will be addressed prior to December 31, 2011.

Form 10-Q for the Quarter Ended June 30, 2011

Item 4T. Controls and Procedures, page 13

10. Please tell us and disclose in future filings whether your disclosure controls and procedures were effective. Currently, your disclosure addresses only your internal control over financial reporting.

The filing has been amended to disclose controls and procedures.

11. In future filings, please refer to and comply with Item 4 of Regulation S-K as the temporary Item 4T expired on December 31, 2010.

The filing has been amended to comply with Item 4.

Engineering Comments

General

12. Please tell us specifically for each revision the location in the document where the revision was made. We could not find several of the revisions that you said you had made.

In 8Ka/3 Item 2.01 Tiger Oil and Energy, Inc. Business, all references to acquiring 37,000 acres called the Kevin-Sunburst Dome in Montana has been deleted. This deletes all reference to the calculations that were used regarding reserves.  The planned acquisition was not completed.

The section Property History was deleted in its entirety as was the section Advantages.

In section 5.06, all reference to the Montana project was deleted as the planned acquisition was not completed.

The same deletions were made in Tiger Oil Energy, Inc. “Business”.

13. We reissue prior comment 33 in our letter dated June 17, 2011. We are referring to the internal controls regarding your reserve estimation process not your financial reporting. See Item 1202(a)(7) of Regulation S-K.

The filing has been amended to refer to internal controls regarding the reserve estimation of the Shilo wells.

14. We reissue prior comment 40 in our letter dated June 17, 2011. We were unable to locate any revisions in response to that comment. Also, please provide the reserve studies as requested in prior comment 41 in our letter dated June 17, 2011.

This refers to the same Montana property that has been eliminated in its entirety from the filings as the acquisition was not completed. Please see response to comment #13 “Engineering Comments”.

15. We reissue prior comment 42 in our letter dated June 17, 2011 as we were unable to locate any revisions to your previous disclosure even though you stated the disclosure was revised. Please see page 20 of your amended document. You disclosed that you purchased 1.1 billion barrels of proved developed non-producing oil reserves. Please tell us the basis for that estimate. Please tell us the location of the reserves and the reason they are non-producing.

This refers to the same Montana property that has been eliminated in its entirety from the filings as the acquisition was not completed. Please see response to comment #13 “Engineering Comments”.

Very truly yours,

/s/ Ken Liebscher
Ken Liebscher, President
Tiger Oil and Energy, Inc.